UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No. 1)
SS&C TECHNOLOGIES, INC.
(Name of the Issuer)

SS&C Technologies, Inc.
Sunshine Acquisition Corporation
Sunshine Merger Corporation
William C. Stone
(Name(s) of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

85227Q100
(CUSIP Number of Class of Securities)

William C. Stone
Chief Executive Officer and Chairman of the Board
SS&C Technologies, Inc.
80 Lamberton Road
Windsor, CT 06095
(860) 298-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of
the Person(s) Filing Statement)
Copies to:

John A. Burgess, Esq.
James R. Burke, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109
(617) 526-5000
Charles M. Nathan, Esq.
Latham & Watkins LLP
885 Third Avenue
New York, NY 10022-4834
212-906-1200
Louis J. Bevilacqua, Esq.
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281
(212) 504-6000
Daniel T. Lennon, Esq.
Latham & Watkins LLP
555 Eleventh Street, N.W.
Tenth Floor
Washington, D.C. 20004
202-637-2200

This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Valuation*	Amount Of Filing Fee**
$940,958,195.42	$110,751

*	Calculated solely for purposes of determining the filing fee. The transaction value was determined by adding (a) the product of (i) 23,533,402 shares of common stock of SS&C Technologies, Inc. (“SS&C”) and (ii) $37.25, (b) the product of (i) 2,163,734 shares of common stock of SS&C subject to currently outstanding options and (ii) the excess of $37.25 over $8.87, the weighted average exercise price with respect to such options, and (c) the product of (i) 90,000 shares of common stock of SS&C subject to currently outstanding warrants and (ii) the excess of $37.25 over $4.67, the weighted average exercise price with respect to such warrants.

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the transaction value by 0.0001177.
☑	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-1l (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $110,751

Form or Registration No.: Schedule 14A

Filing Party: SS&C Technologies, Inc.

Date Filed: August 25, 2005

Introduction
     This Amendment No. 1 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Statement” or this “Schedule 13E-3”) is being filed by (1) SS&C Technologies, Inc., a Delaware corporation (the “Company”), the issuer of the common stock, par value $0.01 per share (the “Common Stock”), that is subject to the Rule 13e-3 transaction, (2) Sunshine Acquisition Corporation, a Delaware corporation, (3) Sunshine Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Sunshine Acquisition Corporation (“Merger Co”), and (4) William C. Stone, an individual, the chief executive officer and chairman of the board of directors of the Company (collectively, the “Filing Persons”).
     Pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 28, 2005, as amended on August 25, 2005, by and among Sunshine Acquisition Corporation, Merger Co and the Company, Merger Co will merge with and into the Company, and the Company will continue as the surviving corporation (the “Merger”). In connection with the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares held in the treasury of the Company, owned by Sunshine Acquisition Corporation or Merger Co or any other wholly owned subsidiary of Sunshine Acquisition Corporation, Merger Co or the Company or held by stockholders who are entitled to and who properly exercise appraisal rights under Delaware law) will automatically be cancelled and converted into the right to receive $37.25 in cash, without interest and less any applicable withholding taxes.
     The Merger Agreement provides that immediately prior to the effective time of the Merger, all outstanding options to purchase shares of Common Stock will become fully vested and immediately exercisable and that each outstanding option to purchase shares of Common Stock (other than any option held by (i) our non-employee directors, (ii) certain individuals identified by us and Sunshine Acquisition Corporation and (iii) individuals who hold options that are, in the aggregate, exercisable for fewer than 100 shares of Common Stock) will be converted at the effective time of the Merger into an option to acquire Sunshine Acquisition Corporation common stock and assumed by Sunshine Acquisition Corporation. The Merger Agreement also provides that each outstanding option to purchase shares of Common Stock held by (i) our non-employee directors, (ii) certain individuals identified by us and Sunshine Acquisition Corporation and (iii) individuals who hold options that are, in the aggregate, exercisable for fewer than 100 shares of Common Stock and outstanding warrants, except for certain scheduled warrants, to purchase shares of Common Stock will terminate at the effective time of the merger in exchange for a payment, without interest and less any applicable withholding taxes, equal to the number of shares of Common Stock subject to such option or warrant, as the case may be, multiplied by the amount, if any, by which the cash consideration per share to be paid in the Merger exceeds the exercise price of the option or warrant, as the case may be.
     Concurrently with the filing of this Statement, the Company is filing with the Securities and Exchange Commission a revised preliminary Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon, among other things, a proposal to adopt the Merger Agreement. At the special meeting, the adoption of the Merger Agreement requires the affirmative vote of stockholders holding at least a majority of the shares of Common Stock outstanding and entitled to vote as of the close of business on the record date.
     The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the Items of Schedule 13E-3. The information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement.
     All information contained in this Statement concerning any of the Filing Persons has been provided by such Filing Person and no Filing Person, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.
     The filing of this Statement shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person that the Company is “controlled” by any Filing Person, or that any Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.
Item 1. Summary Term Sheet
Regulation M-A Item 1001
     The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2. Subject Company Information
Regulation M-A Item 1002
(a)	Name and Address. The Company’s name and the address and telephone number of its principal executive office are as follows:
SS&C Technologies, Inc. 80 Lamberton Road Windsor, CT 06095 (860) 298-4500
(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET — The Special Meeting — Record Date”

“THE SPECIAL MEETING OF SS&C STOCKHOLDERS — Record Date; Stock Entitled to Vote; Quorum”
(c)	Trading Market and Price. The information set forth in the Proxy Statement under the caption “MARKET PRICE AND DIVIDEND DATA” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Proxy Statement under the caption “MARKET PRICE AND DIVIDEND DATA” is incorporated herein by reference.

(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the caption “TRANSACTIONS IN SHARES OF COMMON STOCK — Prior Public Offerings” is incorporated herein by reference.

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“TRANSACTIONS IN SHARES OF COMMON STOCK — Purchases by SS&C”

“TRANSACTIONS IN SHARES OF COMMON STOCK — Purchases by William C. Stone”

“TRANSACTIONS IN SHARES OF COMMON STOCK — Purchases by Sunshine Acquisition Corporation and Merger Co”
Item 3. Identity and Background of Filing Person(s)
Regulation M-A Item 1003 (a) — (c)
(a)	Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET — The Companies”

“SUMMARY TERM SHEET — The Filing Persons”

“INFORMATION REGARDING TRANSACTION PARTICIPANTS”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”
(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET — The Companies”

“INFORMATION REGARDING TRANSACTION PARTICIPANTS”
(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“DIRECTORS AND EXECUTIVE OFFICERS OF SS&C”

“INFORMATION REGARDING TRANSACTION PARTICIPANTS”

Item 4. Terms of the Transaction
Regulation M-A Item 1004 Items (a) and (c) — (f)
(a)	Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”

“SPECIAL FACTORS”

“THE MERGER AGREEMENT (PROPOSAL 1)”

“MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES”

ANNEX A — Agreement and Plan of Merger, dated as of July 28, 2005, as amended on August 25, 2005, by and among Sunshine Acquisition Corporation, Merger Co and the Company
(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET — Special Factors; The Merger Agreement — SS&C Stock Options and Warrants”

“SUMMARY TERM SHEET — Special Factors; The Merger Agreement — Interests of Certain Persons in the Merger”

“SPECIAL FACTORS — Purposes, Reasons and Plans for SS&C After the Merger”

“SPECIAL FACTORS — Certain Effects of the Merger”

“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

“THE MERGER AGREEMENT (PROPOSAL 1) — Stock Options and Warrants”
(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET — Special Factors; The Merger Agreement — Appraisal Rights”

“APPRAISAL RIGHTS”

ANNEX C — Section 262 of the General Corporation Law of the State of Delaware
(e)	Provisions for Unaffiliated Security Holders. None.

(f)	Eligibility for Listing or Trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Regulation M-A Item 1005 (a) — (c) and (e)
(a)	Transactions. The information set forth in the Proxy Statement under the caption “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS” is incorporated herein by reference.

(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

“SPECIAL FACTORS — Voting Agreement”
(c)	Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

“SPECIAL FACTORS — Voting Agreement”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET — Special Factors; The Merger Agreement — Voting Agreement, Contribution and Subscription Agreement and Shares of Our Common Stock Owned by Our Directors and Executive Officers”

“SPECIAL FACTORS — Voting Agreement”

“SPECIAL FACTORS — Interests of Certain Persons in the Merger”
Item 6. Purposes of the Transaction and Plans or Proposals
Regulation M-A Items 1006 (b) and (c)(1) — (8)
(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS — Certain Effects of the Merger”

“SPECIAL FACTORS — Delisting and Deregistration of SS&C Common Stock”

“THE MERGER AGREEMENT (PROPOSAL 1) — Structure”

ANNEX A — Agreement and Plan of Merger, dated as of July 28, 2005, as amended on August 25, 2005, by and among Sunshine Acquisition Corporation, Merger Co and the Company
(c)	(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Purposes, Reasons and Plans for SS&C after the Merger”

“SPECIAL FACTORS — Certain Effects of the Merger”

“SPECIAL FACTORS — Delisting and Deregistration of SS&C Common Stock”

“SPECIAL FACTORS — Financing”

“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

“THE MERGER AGREEMENT (PROPOSAL 1)”

ANNEX A — Agreement and Plan of Merger, dated as of July 28, 2005, as amended on August 25, 2005, by and among Sunshine Acquisition Corporation, Merger Co and the Company
Item 7. Purposes, Alternatives, Reasons and Effects
Regulation M-A Item 1013
(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Independent Committee and the Board of Directors”

“SPECIAL FACTORS — Purposes, Reasons and Plans for SS&C after the Merger”
(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Independent Committee and the Board of Directors”

“SPECIAL FACTORS — Purposes, Reasons and Plans for SS&C after the Merger”

“SPECIAL FACTORS — Effects on SS&C if the Merger is Not Completed”
(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Independent Committee and the Board of Directors”

“SPECIAL FACTORS — Opinion of Financial Advisor to the Independent Committee”

“SPECIAL FACTORS — Purposes, Reasons and Plans for SS&C after the Merger”
(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Purposes, Reasons and Plans for SS&C after the Merger”

“SPECIAL FACTORS — Certain Effects of the Merger”

“SPECIAL FACTORS — Effects on SS&C if the Merger is Not Completed”

“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

“MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES”

“THE MERGER AGREEMENT (Proposal 1)”

ANNEX A — Agreement and Plan of Merger, dated as of July 28, 2005, as amended on August 25, 2005, by and among Sunshine Acquisition Corporation, Merger Co and the Company
Item 8. Fairness of the Transaction
Regulation M-A Item 1014
(a)	Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Independent Committee and the Board of Directors”

“SPECIAL FACTORS — Opinion of Financial Advisor to the Independent Committee”

“SPECIAL FACTORS — Position of William C. Stone as to Fairness”

“SPECIAL FACTORS — Position of Sunshine Acquisition Corporation and Merger Co as to Fairness”

“SPECIAL FACTORS — Purposes, Reasons and Plans for SS&C After the Merger”

ANNEX B — Opinion of SunTrust Robinson Humphrey
(b)	Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Independent Committee and the Board of Directors”

“SPECIAL FACTORS — Opinion of Financial Advisor to the Independent Committee”

“SPECIAL FACTORS — Position of William C. Stone as to Fairness”

“SPECIAL FACTORS — Position of Sunshine Acquisition Corporation and Merger Co as to Fairness”

“SPECIAL FACTORS — Purposes, Reasons and Plans for SS&C After the Merger”

“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

ANNEX B — Opinion of SunTrust Robinson Humphrey
(c)	Approval of Security Holders. The transaction is not structured so that the approval of at least a majority of unaffiliated security holders is required.

(d)	Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction and/or preparing a report concerning the fairness of the transaction.

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET — Special Factors; The Merger Agreement — Recommendation to Stockholders”

“THE SPECIAL MEETING OF SS&C STOCKHOLDERS — Date, Time, Place and Purpose of the Special Meeting”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Independent Committee and the Board of Directors”

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Independent Committee and the Board of Directors”

“SPECIAL FACTORS — Background of the Merger”

Item 9. Reports, Opinions, Appraisals and Negotiations
Regulation M-A Item 1015
(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET — Special Factors; The Merger Agreement — Opinion of Financial Advisor to the Independent Committee”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Independent Committee and the Board of Directors”

“SPECIAL FACTORS — Opinion of Financial Advisor to the Independent Committee”

ANNEX B — Opinion of SunTrust Robinson Humphrey
(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET — Special Factors; The Merger Agreement — Opinion of Financial Advisor to the Independent Committee”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Independent Committee and the Board of Directors”

“SPECIAL FACTORS — Opinion of Financial Advisor to the Independent Committee”
ANNEX B — Opinion of SunTrust Robinson Humphrey
     The Company selected America’s Growth Capital, LLC to act as its financial advisor regarding the Merger because America’s Growth Capital, LLC is a nationally recognized securities firm engaged in investment banking, financial advisory services, securities trading and brokerage activities, with substantial experience in transactions similar to the Merger and because America’s Growth Capital, LLC is familiar with the Company, its business and its industry. America’s Growth Capital, LLC has from time to time rendered investment banking, financial advisory and other services to the Company for which it has received customary compensation. As part of its investment banking services, America’s Growth Capital, LLC engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities and private placements.
     Pursuant to a letter agreement dated July 27, 2005, the Company has agreed to pay America’s Growth Capital, LLC a transaction fee of $250,000, which was payable upon execution of the Merger Agreement. In addition, the Company has agreed to pay America’s Growth Capital, LLC an incremental fee of $2,000,000, due and payable in cash upon the closing of the Merger or upon the closing of a sale of the Company to another party. In addition, the Company has agreed to reimburse America’s Growth Capital, LLC for its reasonable out-of-pocket expenses, subject to certain limitations, and to indemnify America’s Growth Capital, LLC and certain related persons against certain liabilities arising out of or in conjunction with its rendering of services under its engagement.
     America’s Growth Capital, LLC has also performed various investment banking services for the Company in the past, including serving as a co-manager on the Company’s public equity offering that priced on June 3, 2004, and has received customary fees for such services. In the ordinary course of its business, America’s Growth Capital, LLC may actively trade in the securities of the Company for its own account and the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, America’s Growth Capital, LLC and its affiliates may have other financing and business relationships with the Company in the ordinary course of business.
(c)	Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or representative who has provided the Company its written designation as such. A copy of the reports, opinions or appraisals will be transmitted by the Company to any interested equity security holder of the Company or representative who has provided the Company its written designation as such upon written request and at the expense of the requesting security holder.
Item 10. Source and Amounts of Funds or Other Consideration.
Regulation M-A Item 1007
(a)	Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET — Special Factors; The Merger Agreement — Financing”
“SUMMARY TERM SHEET — Special Factors; The Merger Agreement — Termination Fees”
“SUMMARY TERM SHEET — Special Factors; The Merger Agreement — The Guarantee”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Financing” “SPECIAL FACTORS — Guarantee; Remedies”
“SPECIAL FACTORS — Fees and Expenses of the Merger”
“THE MERGER AGREEMENT (PROPOSAL 1) — Termination Fees”
ANNEX A — Agreement and Plan of Merger, dated as of July 28, 2005, as amended on August 25, 2005, by and among Sunshine Acquisition Corporation, Merger Co and the Company

(b)	Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET — Special Factors; The Merger Agreement — Financing”

“SUMMARY TERM SHEET — Special Factors; The Merger Agreement — No Solicitation”

“SUMMARY TERM SHEET — Special Factors; The Merger Agreement — Termination of the Merger Agreement”

“SUMMARY TERM SHEET — Special Factors; The Merger Agreement — Termination Fees”

“SUMMARY TERM SHEET — Special Factors; The Merger Agreement — The Guarantee”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Financing”

“SPECIAL FACTORS — Guarantee; Remedies”

“SPECIAL FACTORS — Fees and Expenses of the Merger”

“THE MERGER AGREEMENT (PROPOSAL 1) — No Solicitation”

“THE MERGER AGREEMENT (PROPOSAL 1) — Termination of the Merger Agreement”

“THE MERGER AGREEMENT (PROPOSAL 1) — Termination Fees”

ANNEX A — Agreement and Plan of Merger, dated as of July 28, 2005, as amended on August 25, 2005, by and among Sunshine Acquisition Corporation, Merger Co and the Company
(c)	Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET — Special Factors; The Merger Agreement — Financing”

“SUMMARY TERM SHEET — Termination Fees and Expenses”

“THE SPECIAL MEETING OF SS&C STOCKHOLDERS — Solicitation of Proxies”

“SPECIAL FACTORS — Certain Effects of the Merger”

“SPECIAL FACTORS — Financing”

“SPECIAL FACTORS — Fees and Expenses of the Merger”

“THE MERGER AGREEMENT — Termination Fees”

ANNEX A — Agreement and Plan of Merger, dated as of July 28, 2005, as amended on August 25, 2005, by and among Sunshine Acquisition Corporation, Merger Co and the Company
(d)	Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET — Special Factors; The Merger Agreement — Financing”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Financing”

ANNEX A — Agreement and Plan of Merger, dated as of July 28, 2005, as amended on August 25, 2005, by and among Sunshine Acquisition Corporation, Merger Co and the Company
Item 11. Interest in Securities of the Subject Company
Regulation M-A Item 1008
(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET — Special Factors; The Merger Agreement — Voting Agreement, Contribution and Subscription Agreement and Shares of Our Common Stock Owned by Our Directors and Executive Officers”

“THE SPECIAL MEETING OF SS&C STOCKHOLDERS — Voting by Directors and Executive Officers”

“SPECIAL FACTORS — Interests of the Certain Persons in the Merger”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

“TRANSACTIONS IN SHARES OF COMMON STOCK”
(b)	Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

“TRANSACTIONS IN SHARES OF COMMON STOCK”
Item 12. The Solicitation or Recommendation
Regulation M-A Item 1012 (d) and (e)
(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET — Special Factors; The Merger Agreement — Voting Agreement, Contribution and Subscription Agreement and Shares of Our Common Stock Owned by Our Directors and Executive Officers”

“SUMMARY TERM SHEET — Special Factors; The Merger Agreement — Interests of Certain Persons in the Merger”

“THE SPECIAL MEETING OF SS&C STOCKHOLDERS — Voting by Directors and Executive Officers”

“SPECIAL FACTORS — Voting Agreement”

“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Independent Committee and the Board of Directors”
(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET — Special Factors; The Merger Agreement — Recommendation to Stockholders”

“THE SPECIAL MEETING OF SS&C STOCKHOLDERS — Date, Time, Place and Purpose of the Special Meeting”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Independent Committee and the Board of Directors”

“SPECIAL FACTORS — Purposes, Reasons and Plans for SS&C After the Merger”
Item 13. Financial Statements
Regulation MA Item 1010 (a) and (b)
(a)	Financial Statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SELECTED FINANCIAL INFORMATION”

“RATIO OF EARNINGS TO FIXED CHARGES”

“WHERE YOU CAN FIND MORE INFORMATION”

(b)	Pro Forma Information. Not applicable.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used
Regulation M-A Item 1009
(a)	Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERMS SHEET — Special Factors; The Merger Agreement — Recommendation to Stockholders”

“THE SPECIAL MEETING OF SS&C STOCKHOLDERS — Date, Time, Place and Purpose of the Special Meeting”

“THE SPECIAL MEETING OF SS&C STOCKHOLDERS — Solicitation of Proxies”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Independent Committee and the Board of Directors”

“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

“SPECIAL FACTORS — Fees and Expenses of the Merger”

“CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS”
(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERMS SHEET — Special Factors; The Merger Agreement — Recommendation to Stockholders”

“THE SPECIAL MEETING OF SS&C STOCKHOLDERS — Date, Time, Place and Purpose of the Special Meeting”

“THE SPECIAL MEETING OF SS&C STOCKHOLDERS — Solicitation of Proxies”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Independent Committee and the Board of Directors”

“SPECIAL FACTORS — Certain Effects of the Merger”

“SPECIAL FACTORS — Interests of Certain Persons in the Merger”
Item 15. Additional Information
Regulation M-A Item 1011 (b)
(b)	Other Material Information. The information set forth in the Proxy Statement and annexes thereto filed contemporaneously herewith is incorporated in its entirety herein by reference.
Item 16. Exhibits
Regulation M-A Item 1016(a)-(d), (f) and (g)

(a)(1)	Letter to Stockholders of SS&C Technologies, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by SS&C Technologies, Inc. with the Securities and Exchange Commission on September 30, 2005.

(a)(2)	Notice of Special Meeting of Stockholders of SS&C Technologies, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by SS&C Technologies, Inc. with the Securities and Exchange Commission on September 30, 2005.

(a)(3)	Proxy Statement of SS&C Technologies, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by SS&C Technologies, Inc. with the Securities and Exchange Commission on September 30, 2005.

(b)(1)	Bank and Bridge Facilities Commitment Letter Agreement by and among JP Morgan Chase Bank, N.A. and J.P. Morgan Securities Inc, Wachovia Bank, National Association, Wachovia Investment Holdings, LLC and Wachovia Capital Markets, LLC, Bank of America, N.A., Banc of America Bridge LLC and Banc of America Securities LLC, Sunshine Acquisition Corporation and Sunshine Merger Corporation, dated as of July 28, 2005.*

(c)(1)	Opinion of SunTrust Robinson Humphrey, dated July 28, 2005, incorporated herein by reference to ANNEX B of the Proxy Statement on Schedule 14A filed by SS&C Technologies, Inc. with the Securities and Exchange Commission on September 30, 2005.

(c)(2)	Presentation of America’s Growth Capital, LLC to William C. Stone, dated April 2005.*

(c)(3)	Preliminary Presentation of SunTrust Robinson Humphrey to the Independent Committee of the Board of Directors of SS&C Technologies, Inc., dated June 29, 2005.*

(c)(4)	Presentation of SunTrust Robinson Humphrey to the Independent Committee of the Board of Directors of SS&C Technologies, Inc., dated July 28, 2005.*

(d)(1)	Agreement and Plan of Merger, dated as of July 28, 2005, as amended on August 25, 2005, by and among Sunshine Acquisition Corporation, Sunshine Merger Corporation and SS&C Technologies, Inc., incorporated herein by reference to ANNEX A of the Proxy Statement on Schedule 14A filed by SS&C Technologies, Inc. with the Securities and Exchange Commission on September 30, 2005.

(d)(2)	Voting Agreement by and among William C. Stone, SS&C Technologies, Inc., Sunshine Acquisition Corporation and Sunshine Merger Corporation, dated as of July 28, 2005.*

(d)(3)	Contribution and Subscription Agreement by and among William C. Stone and Sunshine Acquisition Corporation, dated as of July 28, 2005.*

(f)	Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to ANNEX C of the Proxy Statement on Schedule 14A filed by SS&C Technologies, Inc. with the Securities and Exchange Commission on September 30, 2005.

(g)	None.

* Previously filed on August 25, 2005.

SIGNATURES
     After due inquiry and to the best knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

SS&C TECHNOLOGIES, INC.

Date: September 30, 2005	By:	/s/ Patrick J. Pedonti

Patrick J. Pedonti
Senior Vice President and Chief Financial Officer

SUNSHINE ACQUISITION CORPORATION

Date: September 30, 2005	By:	/s/ Claudius E. Watts, IV

Name: Claudius E. Watts, IV
Title: President

SUNSHINE MERGER CORPORATION

Date: September 30, 2005	By:	/s/ Claudius E. Watts, IV

Name: Claudius E. Watts, IV
Title: President

Date: September 30, 2005	By:	/s/ William C. Stone

Name: William C. Stone
Title: Chief Executive Officer and Chairman of the Board

EXHIBIT INDEX

(a)(1)	Letter to Stockholders of SS&C Technologies, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by SS&C Technologies, Inc. with the Securities and Exchange Commission on September 30, 2005.

(a)(2)	Notice of Special Meeting of Stockholders of SS&C Technologies, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by SS&C Technologies, Inc. with the Securities and Exchange Commission on September 30, 2005.

(a)(3)	Proxy Statement of SS&C Technologies, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by SS&C Technologies, Inc. with the Securities and Exchange Commission on September 30, 2005.

(b)(1)	Bank and Bridge Facilities Commitment Letter Agreement by and among JP Morgan Chase Bank, N.A. and J.P. Morgan Securities Inc, Wachovia Bank, National Association, Wachovia Investment Holdings, LLC and Wachovia Capital Markets, LLC, Bank of America, N.A., Banc of America Bridge LLC and Banc of America Securities LLC, Sunshine Acquisition Corporation and Sunshine Merger Corporation, dated as of July 28, 2005.*

(c)(1)	Opinion of SunTrust Robinson Humphrey, dated July 28, 2005, incorporated herein by reference to ANNEX B of the Proxy Statement on Schedule 14A filed by SS&C Technologies, Inc. with the Securities and Exchange Commission on September 30, 2005.

(c)(2)	Presentation of America’s Growth Capital, LLC to William C. Stone, dated April 2005.*

(c)(3)	Preliminary Presentation of SunTrust Robinson Humphrey to the Independent Committee of the Board of Directors of SS&C Technologies, Inc., dated June 29, 2005.*

(c)(4)	Presentation of SunTrust Robinson Humphrey to the Independent Committee of the Board of Directors of SS&C Technologies, Inc., dated July 28, 2005.*

(d)(1)	Agreement and Plan of Merger, dated as of July 28, 2005, as amended on August 25, 2005, by and among Sunshine Acquisition Corporation, Sunshine Merger Corporation and SS&C Technologies, Inc., incorporated herein by reference to ANNEX A of the Proxy Statement on Schedule 14A filed by SS&C Technologies, Inc. with the Securities and Exchange Commission on September 30, 2005.

(d)(2)	Voting Agreement by and among William C. Stone, SS&C Technologies, Inc., Sunshine Acquisition Corporation and Sunshine Merger Corporation, dated as of July 28, 2005.*

(d)(3)	Contribution and Subscription Agreement by and among William C. Stone and Sunshine Acquisition Corporation, dated as of July 28, 2005.*

(f)	Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to ANNEX C of the Proxy Statement on Schedule 14A filed by SS&C Technologies, Inc. with the Securities and Exchange Commission on September 30, 2005.

(g)	None.

*	Previously filed on August 25, 2005.